Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Announces Normal Course Issuer Bid

Vancouver, BC – July 9, 2012: Petaquilla Minerals Ltd. (the “Company”) is pleased to announce that it has filed a notice with the Toronto Stock Exchange ("TSX") for, and received its approval to make, a Normal Course Issuer Bid ("NCIB") permitting the Company to purchase up to 17,000,000 common shares ("Shares"), representing approximately 4.7% of its public float. The Company has 221,863,781 Shares issued and outstanding, and a public float (calculated under TSX rules) of approximately 214,376,582 Shares, as at July 5, 2012.

The average daily trading volume on the TSX for the six months preceding July 2012 was 321,892 Shares. Subject to the Company's ability to make "block" purchases under TSX rules, the daily repurchase restriction during the course of the NCIB is 25% of the average daily trading volume, or 80,473 Shares. The Company may buy back Shares anytime during the 12-month period beginning on July 11, 2012, and ending on July 10, 2013, or on such earlier date as the Company may complete its purchases pursuant to the NCIB, or provide notice of termination. Any purchases under the NCIB will be made through the facilities of the TSX and other Canadian marketplaces in compliance with the rules of the TSX. The Company will pay the market price, up to a maximum of $1.00 per Share, at the time of acquisition of Shares purchased through the facilities of the TSX, subject to any restrictions under the rules of the TSX. The actual number of Shares which may be purchased, and the timing of any such purchases, will be determined by the Company, in accordance with the rules of the TSX.

The Company believes that purchases under the NCIB constitute a desirable use of its funds on the basis that recent market prices of the Shares do not, and at certain times during the course of the NCIB may not, fully reflect the value of its business and future business prospects. Shares that are purchased pursuant to the NCIB will be held by the Company, to be dealt with as its Board of Directors instructs, subject to any applicable regulatory approval.

Shareholders of the Company will be provided with a summary of the material information contained in the Notice of Intention to Make a Normal Course Issuer Bid filed with the TSX in connection with the NCIB in the next financial report of the Company. Shareholders may obtain a copy of the Notice of Intention to Make a Normal Course Issuer Bid from the Company without charge.

Under its previous NCIB from July 4, 2011, to July 3, 2012, the Company purchased 2,563,000 of its Shares representing approximately 1.2% of its outstanding common shares as at July 5, 2012, for an average price of $0.47 per Share. The Company presently holds 2,607,200 of its Shares.

About Petaquilla Minerals Ltd. Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of its 100% owned 842 square kilometre concession lands in Panama - a region known historically for gold content. In addition, the Company has acquired 100% of the Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

Disclaimer. This press release includes forward-looking statements. All statements, other than statements of historical fact, contained in this news release, including, but not limited to, statements regarding future financial results, market assumptions, the estimation of mineral resources and the realization of mineral resource estimates, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond Petaquilla's control that would cause the actual results, performance or achievements of Petaquilla to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions, Petaquilla's present and future business strategies and the environment in which Petaquilla will operate in the future. Any forward-looking statements speak only as at the date of this document. Petaquilla expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in Petaquilla's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, except to the extent required by applicable law. As a result of these factors, the events described in the forward-looking statements in this press release may not occur either partially or at all.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.